UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-43383

IQM Quantum Computers Oyj

(Translation of registrant’s name into English)

Keilaranta 19

FI-02150 Espoo

Finland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 1, 2026, IQM Quantum Computers Oyj (the “Company”) issued, via stock exchange releases made with Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”), announcements regarding (i) the completion of the Company’s previously announced business combination (the “Business Combination”) with Real Asset Acquisition Corp. and concurrent private placement of ordinary shares and American Depositary Shares (“ADSs”) to certain institutional and other accredited investors, and the expected commencement of trading in ADSs of the Company on the Nasdaq Stock Market LLC on July 2, 2026; (ii) the approval by Nasdaq Helsinki of the Company’s English-language listing prospectus and the expected commencement of trading in ordinary shares of the Company on Nasdaq Helsinki on July 3, 2026; and (iii) the appointment of Juho Sarvikas and Jeff Tuder to the Company’s Board of Directors following completion of the Business Combination. The stock exchange releases are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Stock Exchange Release, dated July 1, 2026.

99.2	Stock Exchange Release, dated July 1, 2026.

99.3	Stock Exchange Release, dated July 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IQM QUANTUM COMPUTERS OYJ

Date: July 1, 2026	By:	/s/ Jan Goetz
		Name:	Jan Goetz
		Title:	Chief Executive Officer